EXHIBIT 12

DELTA NATURAL GAS COMPANY, INC.
COMPUTATION OF THE CONSOLIDATED RATIO OF EARNINGS
TO FIXED CHARGES

	2009		2008		2007		2006		2005

Earnings
Net income	$5,210,729		$6,829,868		$5,298,347		$5,024,635		$4,998,619
Provisions for income taxes (a)	3,008,396		4,146,900		3,156,700		2,982,900		3,138,800
Fixed charges	4,553,657		4,796,489		4,673,261		5,006,608		4,494,445

Total	$12,772,782		$15,773,257		$13,128,308		$13,014,143		$12,631,864

Fixed Charges
Interest on debt (a)	$4,140,394		$4,383,223		$4,260,179		$4,704,075		$4,229,261
Amortization of debt	387,263		387,266		387,082		273,533		236,184
One third of rental expense	26,000		26,000		26,000		29,000		29,000

Total	$4,553,657		$4,796,489		$4,673,261		$5,006,608		$4,494,445

Ratio of earnings to fixed charges	2.80	x	3.29	x	2.81	x	2.60	x	2.81	x

(a)
Interest accrued on uncertain tax positions, in accordance with Financial Accounting Standards Board Interpretation No. 48, is presented in income taxes on the 2009 and 2008 Consolidated Statements of Income.  This interest has been excluded from the determination of fixed charges.